Exhibit D

December 6, 2016

Board of Directors

OCI GP LLC

As General Partner of OCI Partners LP

P.O. Box 1647

Nederland, Texas 77627

Dear Members of the Board of Directors of OCI GP LLC:

OCI N.V. (“OCI”) is pleased to submit the following proposal (the “Proposal”) to acquire all of the outstanding common units of OCI Partners LP (“OCIP”) not already owned by OCI through an exchange for OCI N.V. shares. We strongly believe that the Proposal creates significant value for the OCIP public unitholders and look forward to working with you to complete a successful transaction.

1. Consideration

OCI proposes to acquire all of the outstanding common units of OCIP not already owned by OCI based on an exchange ratio (the “Exchange Ratio”) of 0.5200 OCI shares for each publicly held unit of OCIP. Pursuant to this Exchange Ratio, OCI will offer 9.10 million newly issued OCI shares, to be admitted to trading on Euronext Amsterdam, representing approximately 4% of total OCI shares currently outstanding. The Exchange Ratio represents a value of $7.80 per OCIP unit, or a 8.3% premium over the closing price of OCIP units as of 5 December 2016 and a 25.6% premium over the 30 trading day average OCIP/OCI exchange ratio as of 5 December 2016.

In addition to the attractive premium, the proposed transaction provides OCIP public unitholders with meaningful asset diversification from a single asset ownership to a leading global methanol and fertilizer producer. Furthermore, the OCIP public unitholders will benefit from the substantially better trading liquidity of the OCI shares compared to the OCIP common units which based on a 12 month average is 39x greater in OCI. We strongly believe that the proposed transaction creates significant value for both the OCIP public unitholders and OCI shareholders as outlined in more detail the enclosed presentation titled “OCIP Exchange Proposal.”

2. Transaction Structure

The transaction is to be structured as a merger between OCIP and an indirect wholly owned subsidiary of OCI.

Please be aware that OCI is interested only in acquiring common units of OCIP and not in selling interests in OCI or OCI GP LLC or approving any combination of OCIP with, or a sale of all or substantially all of the assets of OCIP to, any other acquirer.

OCI N.V., e: Honthorststraat 19, 1071 DC Amsterdam, The Netherlands Tel: +31 20 723 4535

Trade Register No. 56821166 VAT No. 852317384B01

3. Approvals and conditions

We have received all internal approvals necessary to submit this Proposal, as well as to immediately begin with the preparation of definitive documentation containing terms and conditions customary for a transaction of this type (the “Definitive Agreement”). The execution of the Definitive Agreement and issuance of newly issued OCI shares will require approval of OCI’s Board of Directors.

Additionally, the proposed transaction is expected to be subject to customary closing conditions, including the receipt of regulatory approvals in the relevant jurisdictions.

4. Timing and Process

With the submission of this Proposal, we would suggest the following next steps:

•	We expect that the Board of Directors of OCI GP LLC (the “OCIP Board”) will delegate to the Conflicts Committee of the OCIP Board (the “OCIP Conflicts Committee”) the authority to evaluate and approve the Proposal and recommend that the full OCIP Board approve the Proposal.

•	We would appreciate an opportunity to present the Proposal in more detail to the OCIP Conflicts Committee and its advisors as soon as possible, and hope to be in a position to enter into a Definitive Agreement before the end of January 2017.

•	We would aim to submit the Form F-4 registration statement with the Securities Exchange Commission (“SEC”) as promptly as practical after entering into the Definitive Agreement, which would result in an expected transaction close as early as April 2017

We look forward hearing from you and to completing a successful transaction.

Sincerely,

OCI N.V. By: /s/ Jan Ter Wisch Name: Jan Ter Wisch Title: Vice Chairman of the OCI N.V. Board of Directors	OCI N.V. By: /s/ Salman Butt Name: Salman Butt Title: Chief Financial Officer of OCI N.V.

OCI N.V., e: Honthorststraat 19, 1071 DC Amsterdam, The Netherlands Tel: +31 20 723 4535

Trade Register No. 56821166 VAT No. 852317384B01